ORION ACQUISITION CORP. II
                       401 WILSHIRE BOULEVARD - SUITE 1020
                         SANTA MONICA, CALIFORNIA 90401

                        --------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                  JUNE 24, 2004

                        --------------------------------

     This information statement is being furnished to holders of record of the common stock, par value $.01 per share, of Orion Acquisition Corp. II, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

     We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this information statement to our stockholders, the transactions contemplated by the Form of Agreement and Plan of Merger between Orion and Citadel Media, Inc., a Washington corporation ("Citadel"), discussed below under "Change of Control" will be completed ("Merger"). At that time:

     o Orion will issue to the shareholders of Citadel, an aggregate of 443,526 shares of Series B Preferred Stock, which will have the right to vote in all matters put before the stockholders of Orion (other than a statutorily required class vote) the equivalent of 4,435,263 shares of common stock, representing approximately 51% of the voting authority of the equity securities of Orion, assuming the sale of the maximum of 3,000,000 shares of common stock in a private placement which is a condition to the merger (the above percentage will be approximately 67% if only the 1,000,000 minimum number of shares are sold in the private placement); and

     o Anthony DiGiandomenico and Dyana Marlett, two of the three current members of the board of directors of Orion will resign as directors and officers, leaving Christopher A. Marlett the sole continuing director, and James C. Heckman, Brian Kosar and Patrick Crumb will be appointed as new directors and shall constitute three of the four members of our board of directors and will be executive officers of Orion immediately following the consummation of the merger agreement.

     Because of the change in the composition of our board of directors, appointment of new officers and the sale of securities pursuant to the merger agreement, there will be a change in control of our company on the date the transactions contemplated by the merger agreement are completed.

     As of June 1, 2004, we had issued and outstanding 1,030,907 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this information statement carefully. It describes the terms of the merger agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the merger agreement.

                                CHANGE OF CONTROL

     Orion anticipates entering into a merger agreement with Citadel, pursuant to which Orion will merge with and acquire Citadel, and Orion will be the surviving corporation. Under the merger agreement Orion will issue 443,526 shares of Series B Preferred Stock in exchange for all the outstanding shares of capital stock of Citadel and reserve 241,474 shares of Series B Preferred Stock for exercise of outstanding options and warrants of Citadel which are being assumed by Orion pursuant to their terms. The Series B Preferred Stock, among other rights, will possess the right to vote with the outstanding common stock of Orion in all matters presented to the stockholders, in addition to any statutory rights of a separate class vote for the Series B Preferred Stock, at the conversion rate, which currently represents the right of 10 votes for every one share of preferred stock outstanding. As a condition to the merger, Orion must sell additional shares of its common stock in a private placement on the basis of a 1,000,000 minimum and 3,000,000 maximum share offering, and issue to the selling agent shares equal to 10% of the number of shares sold in the private offering. The merger agreement also provides that Mr. Anthony DiGiandomenico and Ms. Dyana Marlett, two of the three current members of the board of directors and officers of Orion will resign, leaving as the sole continuing member of the board, Mr. Christopher A. Marlett. On the merger date, Messrs. James C. Heckman, Brian Kosar and Patrick Crumb will be appointed as new members of the board of directors. In addition, upon the merger, Messrs. Heckman, Kosar and Crumb and Ms. Karen Northup, all officers of Citadel will become the executive officers of Orion, and Mr. Marlett will resign as the current president of Orion.

     On the basis of the above transactions, the current shareholders of Citadel will control approximately 51% of the voting equity securities of Orion after the merger, assuming the full amount of the offered private placement shares are sold. If the minimum amount is sold, the current shareholders of Citadel will control approximately 67% of the voting equity securities of Orion. In addition, there will be 241,473.7 shares of Series B Preferred Stock reserved for issuance on exercise of outstanding Citadel options and warrants, 174,496 of which will be held by the new officers and directors of Orion, and 80,263 of such number are immediately exercisable.

     The investors in the private placement have agreed that they will vote their shares of common stock to increase the capital of Orion from its current 10,000,000 authorized common stock to not less than 25,000,000 shares of common stock. The investors have given MDB Capital Group LLC the right to vote their shares for this amendment. Orion plans to seek an amendment to the certificate of incorporation to make this change as soon as possible after the merger. Upon the increase in the authorized common stock, the Class B Preferred Stock will automatically convert into common stock and the Class B Preferred Stock will be extinguished.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of June 1, 2004 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the merger agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the merger agreement,
(iii) each current director and each person that will become a director upon the closing of the merger agreement, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2003, (v) all current directors and executive officers as a group, and (vi) all directors and executive officers on and after the closing of the merger agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of Messrs. Marlett and DiGiandomenico and Ms. Marlett is 401 Wilshire Boulevard, Suite 1020, Santa Monica, CA 90401 and Messrs. Heckman, Kosar and Crumb and Ms. Northup is 2125 Western Avenue, Suite 200, Seattle, Washington 98121. This table also indicates the percentages assuming both the 1,000,000 minimum and 3,000,000 maximum number of shares are sold in the private placement and the related compensation shares (100,000 for the minimum and 300,000 for the maximum) payable to the placement agent are issued in connection with the private placement. This table includes Class B Warrants that become exercisable upon consummation of the merger for a period of one year after that date, and certain options and warrants held by the former Citadel officers and directors that will be assumed by Orion. The beneficial ownership is calculated assuming a closing date for the Merger of June 15, 2004.

                                         Before Closing of                           After Closing of
                                         Merger Agreement                            Merger Agreement
                                         ----------------                            ----------------
                                     Amount and
                                      Nature of
                                     Beneficial      Percent           Amount and Nature of
                                      Ownership      of Class          Beneficial Ownership         Percent of Class
                                      ---------      --------          --------------------         ----------------
                                                                      Minimum        Maximum     Minimum       Maximum
                                                                      -------        -------     -------       -------
Christopher A. Marlett(2)               256,000         23.8%          366,000        566,000      5.6%          6.5%
Anthony D. DiGiandomenico(3)             81,025          7.6%           81,025         81,025      1.2%          0.9%
Dyana Williams Marlett(4)                38,000          3.7%           38,000         38,000      0.6%          0.4%
Topix Inc.(5)                            70,000          6.8%          127,000        127,000      1.9%          1.4%
James C. Heckman(6)                         -0-           -0-          514,528        514,528      7.4%          5.6%
Brian Kosar(7)                              -0-           -0-        2,781,015      2,781,015     41.3%         31.1%
Patrick Crumb(8)                            -0-           -0-          423,081        423,081      6.1%          4.7%
Karen Northup(9)                            -0-           -0-            5,704          5,704      0.1%          0.1%
Bernie Kosar (10)                           -0-           -0-        2,663,385      2,663,385     40.3%         30.2%
David Epstein (11)                          -0-           -0-          570,676        570,676      8.7%          6.5%
All executive officers and              375,025         36.4%        4,090,328      4,290,328     55.1%         44.6%
    directors as a group (three
    persons prior to and five
    persons after consummation of
    merger agreement)(12)
_____________________

*    Less than 1%.

(1)  Based on 1,030,907 shares of common stock outstanding on May 20, 2004.

(2) Excludes 10,000 Class B Warrants in the pre-merger calculation, but includes them in the post-merger calculation. Includes shares held in a living trust and by MDB Capital Group Inc. over which Mr. Marlett has beneficial ownership. Excludes 100,000 shares of common stock issuable upon exercise of options granted the date of the Merger, vesting over three years.

(3)  Includes 3,000 shares held in an individual retirement account.

(4)  Includes 3,000 shares held in custodian accounts.

(5) Excludes 57,000 Class B Warrants in the pre-merger calculation, but includes them in the post-merger calculation.

(6) Includes the equivalent of 375,339 shares of common stock issuable upon exercise of options that are, or will become, exercisable within the next 60 days. Excludes the equivalent of 438,872 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within the next 60 days.

(7) Includes the equivalent of 166,347 shares of common stock issuable upon exercise of options that are, or will become, exercisable by Brian Kosar and Cleveland Pacific Advisers within the next 60 days. Also includes the equivalent of the shares of common stock owned Kosar Investments, LLC, Cleveland Pacific Equity Partners 1, LP, and EPKO Investments, Inc., all of which are entities under which Brian Kosar has direct or indirect control or partial ownership thereof. Excludes the equivalent of 164,436 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within the next 60 days.

(8) Includes the equivalent of 296,071 shares of common stock issuable upon exercise of options that are, or will become, exercisable within the next 60 days and 27,838 shares held in an individual retirement account. Excludes the equivalent of 231,387 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within the next 60 days.

(9) Includes the equivalent of 5,704 shares of common stock issuable upon exercise of options that are, or will become, exercisable within the next 60 days. Excludes the equivalent of 96,962 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within the next 60 days.

(10) Includes the equivalent of 48,716 shares of common stock issuable upon exercise of options that are, or will become, exercisable by Bernie Kosar and Cleveland Pacific Advisors within the next 60 days. Also includes the equivalent of the shares of common stock owned Kosar Investments, LLC, Cleveland Pacific Equity Partners 1, LP, and EPKO Investments, Inc., all of which are entities under which Bernie Kosar has direct or indirect control or partial ownership thereof and which are also included with respect to Brian Kosar, who also has direct or indirect control or partial ownership thereof.

(11) Includes the equivalent of 13,919 shares of common stock issuable upon exercise of options that are, or will become, exercisable by within the next 60 days. Also includes the equivalent of 334,054 shares of common stock owned EPKO Investments, Inc., which is equally owned by Mr. Epstein and Bernie Kosar.

(12) See above notes.

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the transactions under the merger agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this information statement to our stockholders, our board of directors will have four directors and one vacancy. On that date Mr. Anthony DiGiandomenico will resign as director and chief financial officer, and Ms. Dyana Marlett will resign as director and chief operating officer, secretary and treasurer. Mr. Christopher Marlett will resign as the chief executive officer and president, but will continue as a member of the board of directors. Messrs James C. Heckman, Brian Kosar and Patrick Crumb will be appointed directors and shall constitute three of the four members of the board of directors immediately following the closing of the transactions contemplated by the merger agreement. Messrs. Heckman, Kosar and Crumb and Ms. Northup, current executives of Citadel will be appointed as the officers of Orion immediately following the closing of the transactions contemplated by the merger agreement. The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transactions under the merger agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Citadel prior to the date the new directors take office.

CURRENT EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

                                                 Director
Name                               Age            Since                         Position
----                               ---            -----                         --------
Christopher A. Marlett             39             1999        Chairman of the Board, Chief Executive Officer,
                                                                President and Director

Anthony DiGiandomenico             37             1999        Chief Financial Officer and Director

Dyana Williams Marlett             37             1999        Chief Operating Officer, Secretary, Treasurer and
                                                                Director

     Christopher A. Marlett is a co-founder and member of MDB Capital Group LLC, an investment banking firm formed in December 1996. MDB is an NASD member broker-dealer which specializes in working with growth oriented companies. Prior to forming MDB, Mr. Marlett was employed as a Managing Director by Laidlaw Equities from May of 1995 to December of 1996 where he was in charge of Laidlaw's West Coast investment banking activities. From March of 1991 to May of 1995 Mr. Marlett was affiliated with Drake Capital Securities where he formed a division called Marlett/Mazzarella and directed all investment banking activities of the division. Mr. Marlett holds a degree in Business Administration from the University of Southern California.

     Anthony DiGiandomenico is a co-founder and member of MDB, an investment banking firm formed in December 1996. Mr. DiGiandomenico served as President and CEO of the Digian Company from 1988 through 1996, a real estate development company and holds a Bachelors of Science Degree in Finance from the University of Colorado and a Masters in Business Administration from the Haas Business School at the University of California, Berkeley.

     Dyana Williams Marlett is a co-founder of MDB and acts as its Chief Operating Officer. From March of 1995 to December of 1996, Ms. Marlett was employed by Laidlaw Equities as a Vice President handling investment banking and syndicate activities for the West Coast. From October of 1990 through March of 1995, Ms. Marlett was employed at Drake Capital Securities where she acted as Syndicate Manager. Ms. Marlett holds several licenses with the National Association of Securities Dealers.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE CLOSING OF THE PURCHASE AGREEMENT

Name                              Age       Position
----                              ---       --------

James C. Heckman.............      38       Chief Executive Officer and Director

Brian Kosar..................      36       Chief Operating Officer and Director

Patrick Crumb................      41       President and Director

Karen Northrup...............      32       Chief Financial Officer

Christopher A. Marlett.......      39       Director

     James C. Heckman will be the Chief Executive Officer and a director of Orion. Mr. Heckman has been the Chief Executive Officer of Citadel (and Citadel Publishing, LLC, its predecessor entity and now wholly-owned subsidiary, collectively "Citadel") since February 2001. Mr. Heckman is also the Chief Executive Officer of TheInsiders, LLC ("Insiders") and Citadel Publishing, LLC ("Citadel Publishing"), wholly subsidiaries of Citadel Media. Mr. Heckman was the Chief Executive Officer of Rival Networks, Inc., a sports internet publishing company, from January 1998 to June 2000, and the president of Heckman Media, Inc., a sports publishing company, from 1987 to December, 1997.

     Brian Kosar will be the Chief Operating Officer and a director of Orion. Mr. Kosar has been the Chairman of the Board and a director of Citadel Media, Inc. since August 2001. Mr. Kosar will also be the Chief Operating Officer of TheInsiders and Citadel Publishing. Mr. Kosar was the President of Cleveland Pacific Equity Ventures, LLC, a venture capital investment company, from August 1999 to May 2003.

     Patrick Crumb will be the President and a director of Orion. Mr. Crumb has been the President and a director of Citadel Media since January, 2003. Mr. Crumb was a consultant to Citadel and affiliated entities from August 2001 to January 2003. Mr. Crumb is also the President of TheInsiders and Citadel Publishing. Mr. Crumb was the Senior Vice President, Corporate and Business Development, of Rival Networks, Inc. from February 2000 to April 2001. From 1988 to February 2000, Mr. Crumb was an attorney in private practice with Corr Cronin, LLP (1999 to 2000) and Bogle & Gates, PLLC (1988 to 1999).

     Ms. Northrup will be the Chief Financial Officer of Orion. Ms. Northrup is the chief executive officer of Subfocal Solutions, a financial outsourcing provider, since June, 2002. From November, 2000 through June 2001, Ms. Northrup was the chief financial officer of Telesuite, a communications service provider and from November 1999 through June, 2001, Ms. Northrup was the chief financial officer of Rival Network, Inc.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

     During the fiscal year ending December 31, 2003, our board of directors met on two occasions. Our entire board participated in each of the meetings. We do not have a standing audit or nominating committee or any other committees.

     Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified. Members of the board of directors generally are elected annually by the stockholders and may be removed as provided in the General Corporation Law of the State of Delaware and the articles of incorporation and by-laws.

DIRECTOR COMPENSATION

     Our directors currently are not compensated for serving as members of our board of directors.

AUDIT COMMITTEE ISSUES

     Orion does not have a separate, standing audit committee. The board of directors handles these functions. Orion's current directors are each involved actively in the financial services industry and are familiar with evaluating financial reports and the financial condition of public and private companies. Because of experience, education and current employment, Messrs. Marlett and DiGiandomenico and Ms. Marlett would be considered financial experts under Regulation S-B. Because of this expertise, the board determined it was not necessary to have an audit committee in connection with its operations at this time. None of the directors would be deemed "independent" under either SEC guidelines or the various exchange guidelines.

CODE OF ETHICS

     The Company has not adopted a formal code of ethics statement. The board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while its searches for a target company and consummates an acquisition and the only persons acting for Orion are the three directors who are also the officers, general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines. Moreover, each of the current directors is a registered person with the NASD and subject to regulation and scrutiny of that entity.

SHAREHOLDER-DIRECTOR COMMUNICATION

     Orion neither has a nominating committee for persons to be proposed as directors for election to the board of directors nor a formal method of communicating nominees from shareholders. Orion does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware Corporate Law and the federal proxy rules. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the members of the board of directors are "independent." The board of directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

     Because the current management and directors of Orion are the same persons, the board of directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the boards' attention by virtue of the co-extensive employments.

     The board of directors does not have a formal policy of attendance of directors at the annual meeting. It does encourage such attendance. Orion did not have an annual meeting in 2003.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than ten percent of a registered class of the equity securities of Orion ("ten percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten percent stockholders are charged by SEC regulation to furnish Orion with copies of all Section 16(a) forms they file. Based solely upon its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, Orion believes that, during the fiscal year ended December 31, 2003, all filing requirements applicable to its executive officers, directors and ten percent stockholders were fulfilled. On May 5, 2004, Mr. Marlett amended a Form 4 report for March 2002 to report the acquisition of 10,000 Class B Common Stock Purchase Warrants that were not previously disclosed.

                             EXECUTIVE COMPENSATION

CURRENT EXECUTIVE COMPENSATION

     Orion does not currently compensate any of the officers or other employees. Orion does not intend to provide any remuneration to officers or employees until after the Merger.

EMPLOYMENT ARRANGEMENTS AFTER THE MERGER

     After the merger, Orion will have employment agreements and/or arrangements with each of Messrs. Heckman, Kosar and Crumb and Ms. Northup.

     Orion shall assume Mr. Heckman's employment agreement with Citadel, which is effective as of May 1, 2003 and provides for a five year term with potential for extension terms. Mr. Heckman receives a base salary of $175,000, and is eligible for a quarterly bonus of $6,250. The employment agreement also provides for a grant of option for shares equivalent to 791,012 shares of Orion common stock, 329,588 of which shall have vested at or within 60 days of the date of the Merger, and 461,424 of which will vest following such date. The total number of such options under the agreement (both pre-Merger and post-Merger) vest ratably over three years from the effective date of May 1, 2003, in 1/36th monthly installments. The exercise price of the options is $.01 and their expiration date is variable and dependent upon the date Mr. Heckman's relation with the Company is terminated.

     Orion shall assume Mr. Kosar's employment agreement with Citadel, which is effective as of May 1, 2003 and provides for an initial five-year term with the potential for extension terms. Mr. Kosar receives a base salary of $90,000, and is eligible for a quarterly bonus of $6,250. The employment agreement provides for a grant of option for shares equivalent to 295,986 shares of Orion common stock, 123,327 of which shall have vested at or within 60 days of the date of the Merger, and 172,658 of which will vest following such date. The total number of such options under the agreement (both pre-

Merger and post-Merger) vest ratably over three years from the effective date of May 1, 2003, in 1/36th monthly installments. The exercise price of the options is $.01 and their expiration date is variable and dependent upon the date Mr. Kosar's relation with the Company is terminated.

     Orion shall assume Mr. Crumb's employment agreement with Citadel, which is effective as of August 1, 2003 and provides for an initial five-year term with the potential for extension terms. Mr. Crumb receives a base salary of $175,000, and is eligible for a quarterly bonus of $6,250. The employment agreement provides for a grant of option for shares equivalent to 362,170 shares of Orion common stock, 120,723 of which shall have vested at or within 60 days of the date of the Merger, and 241,447 of which will vest following such date. The total number of such options under the agreement (both pre-Merger and post-Merger) vest ratably over three years from the effective date of August 1, 2003, in 1/36th monthly installments. The exercise price of the options is $.01 and their expiration date is variable and dependent upon the date Mr. Crumb's relation with the Company is terminated.

     Ms. Northup is expected to be employed under a written employment agreement following completion of the merger. Ms. Northrup is anticipated to receive base salary of $150,000, and shall be eligible for bonuses in the discretion of the Company. The agreement is also expected to provide for a grant of option for shares equivalent to 102,666 of Orion common stock, 5,704 of which shall have vested at or within 60 days of the date of the Merger, and 96,962 of which will vest following such date. The total number of such options under the agreement (both pre-Merger and post-Merger) will vest ratably over three years from the effective date of June 15, 2004, in 1/36th monthly installments. The exercise price of the options is $.01 and their expiration date is variable and dependent upon the date Ms. Northup's relation with the Company is terminated.

OPTION GRANTS

     Orion did not grant any stock options to our executive officers during the fiscal year ended December 31, 2003.

     After the merger, Orion will have an option plan for employees, directors and others as a result of assuming the options, warrants and option plans of Citadel. There is projected to be an aggregate of 241,474 shares of Series B Preferred Stock subject to all the outstanding options and warrants.

AUDIT FEES

     In each of fiscal years 2002 and 2003, for the aggregate professional services rendered by the principal accounting firm for the audit of its annual financial statements and review of financial statements and other statutory and regulatory filings, Orion paid the sum of $27,863.16 and $24,856.77, respectively.

AUDIT RELATED FEES

     In each of the fiscal years 2002 and 2003, Orion paid no amounts in respect of audit related fees.

TAX FEES

     In each of the fiscal years 2002 and 2003, Orion paid $4,785.35 and $3,514.37, respectively, for tax compliance, tax advice and related professional services rendered by Orion's principal accounting firm.

ALL OTHER FEES

     Orion did not pay any amounts in respect of other audit services in fiscal years 2002 and 2003.

BOARD APPROVAL OF AUDIT SERVICES

     The services rendered by Orion's principal accounting firm were approved by the board of directors because it does not have an audit committee. Approval was based on an evaluation of past services and the need for these services in the current period, comparative analysis of rates and availability of service staff and management's recommendation. Each service was specifically evaluated before an engagement was undertaken.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Orion uses the services and some of the employees of MDB Capital Group LLC and has its executive offices at the offices of MDB Capital Group LLC. Orion does not pay any amount to or for the employees of MDB Capital Group LLC or any rent for these offices. Orion reimburses MDB Capital Group LLC for documented out of pocket expenses incurred on its behalf. Each of Christopher A. Marlett, Anthony DiGiandomenico and Dyana Williams Marlett are officers and/or directors of the Company and principals MDB Capital Group LLC.

     In connection with the private placement that is a condition to the merger, MDB Capital Group LLC has acted as placement agent. As compensation Orion will issue to MDB Capital Group LLC that number of shares of common stock equal to 10% of the number of shares sold to the investors. MDB Capital Group LLC will be entitled to have these shares registered on the same registration statement as the investors' shares are registered, pursuant to the terms of the agency agreement with MDB Capital Group LLC and the investment agreement of the investors. The MDB Capital Group LLC shares will be subject to a lock up agreement.

     The investors in the private placement to be consummated in connection with the merger will grant to MDB Capital Group LLC the right to vote their shares for the approval of an increase in the number of authorized common stock of Orion.

Orion Acquisition Corp. II

Dated:   June 24, 2004